Crestwood Equity Partners LP

Crestwood Midstream Partners LP

700 Louisiana Street, Suite 2550

Houston, Texas 77002

April 22, 2016

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Crestwood Equity Partners LP
Registration Statement on Form S-3
Filed March 14, 2016
File No. 333-210146

Crestwood Equity Partners LP and Crestwood Midstream Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File Nos. 001-34664 and 001-35377

Ladies and Gentlemen:

Set forth below are the responses of Crestwood Equity Partners LP (“CEQP” or “Crestwood Equity”) and Crestwood Midstream Partners LP (“CMLP” or “Crestwood Midstream”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 11, 2016, with respect to CEQP’s Registration Statement on Form S-3, File No. 333-210146, filed with the Commission on March 14, 2016 (the “CEQP Registration Statement”) and Crestwood Equity Partners LP and Crestwood Midstream Partners LP’s Form 10-K for the Fiscal Year Ended December 31, 2015, File Nos. 001-34664 and 001-35377, filed February 26, 2016 (the “Crestwood 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Crestwood Equity Registration Statement and Crestwood 10-K unless otherwise specified.

Registration Statement on Form S-3

1.	Please note that we will coordinate any request for acceleration of effectiveness of this registration statement with resolution of comments regarding the Form 10-K for the fiscal year ended December 31, 2015. Please confirm your understanding in this regard.

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April 22, 2016

RESPONSE:

We confirm our understanding that any request for acceleration of the effectiveness of the registration statement will be coordinated with the resolution of comments regarding the Crestwood 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Company, page 53

2.	We note your disclosure on page 54 that two of your G&P customers, Quicksilver and Sabine, filed for protection under Chapter 11 of the U.S. Bankruptcy Code and that Quicksilver filed a motion to reject its gathering agreements with you. We also note your disclosure that the outcome of the Quicksilver restructuring process could have a material impact on your G&P segment’s results of operations. In order to provide your investors with an understanding of the possible quantitative impact of these known uncertainties on your results of operations, please disclose the amount of revenue or profit associated with these customers.

RESPONSE:

During the years ended December 31, 2015 and 2014, Quicksilver Resources Inc. (“Quicksilver”) comprised approximately $75 million and $93 million of our revenues, respectively. On April 11, 2016, we filed a Current Report on Form 8-K (the “BlueStone 8-K”) announcing that we entered into new, long-term commercial agreements with BlueStone Natural Resources II, LLC (“BlueStone”) to gather and process natural gas across our Alliance, Lake Arlington and Cowtown systems in the Barnett Shale. The BlueStone 8-K discloses that BlueStone closed the acquisition of the Barnett Shale assets owned by Quicksilver on April 6, 2016 and withdrew its motion to reject Crestwood’s legacy gathering agreements related to its Barnett Shale assets. As a result, we no longer anticipate that that the outcome of the Quicksilver restructuring process could have a material impact on our Gathering and Processing (“G&P”) segment’s results of operations, and accordingly do not believe that it would be meaningful to include additional disclosures about our projected or historical revenues with Quicksilver. We propose including in our Form 10-Q for the quarterly period ended March 31, 2016 (the “March 2016 10-Q”) disclosure substantially similar to the following regarding the new, long-term commercial agreements with BlueStone and their potential future impact on our G&P segment’s results of operations:

“In April 2016, we entered into new 10-year agreements with BlueStone to gather and process natural gas across our Alliance, Lake Arlington and Cowtown systems in the Barnett Shale. Under the terms of these agreements, we will gather and process natural gas for BlueStone under fixed-fee and percent-of-proceeds fee structures. Furthermore, BlueStone has provided production assurances to us that it will return wells previously shut-in by Quicksilver to

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April 22, 2016

production by July 1, 2016 and will not shut-in or choke back production for economic purposes through the end of 2018. Based on our forecast of volumes to be gathered and processed under these agreements, when combined with our forecasts for our other gathering and processing assets, we believe that our Gathering and Processing segment’s EBITDA will range between $235 million and $250 million during 2016.”

During the years ended December 31, 2015 and 2014, revenues generated by our contract with Sabine Oil and Gas Corporation (“Sabine”) were approximately $3 million in each year, or less than 1% of the total annual revenues generated by our G&P segment. As a result, we concluded that the potential impact of Sabine’s bankruptcy on our G&P segment’s operations was not material and therefore did not warrant separate disclosure in Management’s Discussion and Analysis, and we will indicate in our March 2016 10-Q that our exposure to Sabine is not material.

3.	In addition to your disclosure about Quicksilver and Sabine on page 54, we note your disclosure on page 73 that low commodity prices created a challenging environment for your producer customers and that trend is expected to continue into 2016. You indicate that as a result, the credit profile for some of your customers has weakened in 2015 and could deteriorate further in 2016. Tell us how you monitor the credit quality of your producer customers and how you considered whether the collectability of your accounts receivable for customers other than Quicksilver and Sabine has been impacted by the decline in commodity prices. As part of your response, tell us whether any accounts receivable from producer customers at December 31, 2015 had not been collected by March 31, 2016, and if so, explain why in reasonable detail. Please tell us how you considered disclosing this trend and the uncertainty it creates for both your operations and liquidity in more detail within MD&A. Please also consider disclosing more specific information regarding the credit profile of your customers, such as what percent of your customers have below investment grade credit ratings.

RESPONSE:

Approximately $1 million of our accounts receivable related to gathering and processing services provided to our producer customers and $7 million of invoiced receivables from producer customers related to reimbursable construction projects at December 31, 2015 had not yet been collected by March 31, 2016, primarily due to continued diligence being performed by our producer customers on the invoiced amounts. These amounts were less than 1% and 3% of our total accounts receivable outstanding as of December 31, 2015, respectively.

As described on page 130 of our Crestwood 10-K, we take an active role in managing credit risk and have established control procedures, which are reviewed on an ongoing basis. We have established policies and procedures to assess the creditworthiness of our producer customers prior to entering into agreements with those customers as well as requiring an ongoing assessment of credit risk through evaluation of financial information received about our producer customers and public debt ratings for those customers, if applicable. In addition, our contracts with our producer customers typically allow us to obtain deposits, letters of credit or other payment assurances, which we have received in certain instances. Certain of our producer

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April 22, 2016

customers have entered into netting agreements with us that allow for offsetting of counterparty receivable and payable balances as well. As of December 31, 2015, the majority of our producer customers were either not rated by the major rating agencies or had below investment grade credit ratings. Quicksilver and our primary gathering and processing customer in the Marcellus shale, Antero Resources Appalachian Corporation (“Antero”), comprise the majority of our revenue exposure related to producer customers that were either not rated by the major rating agencies or had below investment grade credit ratings. We believe that our disclosures surrounding the Quicksilver bankruptcy provide enough context around the uncertainty that Quicksilver creates for both our operations and liquidity, especially in light of our response to comment No. 2 above. We actively monitor the credit risk associated with Antero, and based on our assessment of their financial condition and credit profile, we do not believe Antero’s credit risk warranted additional disclosure in our Crestwood 10-K given the fact that Antero is current on all material amounts owed to us as of December 31, 2015, and we are unaware of any material concerns about their financial condition that would create material uncertainty around our operations and liquidity.

As disclosed on page 73 of the Crestwood 10-K, low commodity prices have created a challenging environment for our producer customers and that trend is expected to continue into 2016. The low commodity price environment may impact certain of our producer customers to varying degrees depending on each customer’s specific liquidity levels, their capital requirements to sustain production volumes and the relative profitability of their operations in the various shale plays in which we gather and/or process their commodities. In light of those considerations, we evaluated producer capital and volume forecasts utilizing both internal and external resources in developing our forecasted operating results for 2016. As disclosed in our Form 8-Ks filed on February 23, 2016 and April 22, 2016 (the “Forecast 8-Ks”), we expect that prolonged weakness in commodity prices will result in our G&P segment’s gathering volumes to be 15% to 20% lower in 2016 compared to 2015, resulting in estimated EBITDA of $235 million to $250 million for the G&P segment in 2016.

4.	We note from disclosures elsewhere in your filing that you use derivative contracts to reduce your exposure to commodity price volatility. Please tell us how you monitor the credit quality of your hedging counterparties and how you considered whether and the extent to which creditworthiness of any such counterparties has been negatively impacted by the decline in commodity prices.

RESPONSE:

As disclosed on page 142 of the Crestwood 10-K, our assets from derivative contracts were $44.6 million (after contract netting), for which we had received $12.0 million of collateral or margin at December 31, 2015. Of the resulting $32.6 million of net assets from derivative contracts at December 31, 2015, approximately $11.2 million had not been invoiced and/or settled as of March 31, 2016 primarily because performance had not yet occurred on the underlying contracts. As described on page 73 of the Crestwood 10-K, we take an active role in managing credit risk and have established control and monitoring procedures that are reviewed on an ongoing basis. We attempt to minimize credit risk exposure to our hedging counterparties through credit policies and periodic monitoring procedures as well as through customer deposits,

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April 22, 2016

letters of credit and entering into netting agreements that allow for offsetting of counterparty receivable and payable balances for certain financial transactions, as appropriate. We assess the creditworthiness of our counterparties prior to entering into agreements with those counterparties as well as assessing the credit risk of our counterparties on an ongoing basis through evaluation of financial information received about our counterparties and public debt ratings for those counterparties, if applicable. Our derivative contract counterparties are primarily industrial users, marketers and wholesalers of natural gas liquids. Our industrial user counterparties generally benefit from lower commodity prices as the underlying commodities are utilized in producing their products, and therefore their demand for such products tend to increase in lower commodity environments. Our marketer and wholesaler counterparties typically generate margin from the purchase and sale of natural gas liquids, and their profitability is generally based on locational and timing price differences in natural gas liquids, and not absolute changes in commodity prices. As a result, we do not believe that the creditworthiness of our derivative contract counterparties has been significantly negatively impacted by the decline in commodity prices.

Outlook and Trends, page 56

5.	We note your disclosures regarding the low commodity price environment and prolonged low commodity prices. Please disclose in further detail the trends in commodity prices, the impacts on your results of operations and your expectations regarding the future impact on your results of operations and cash flows.

RESPONSE:

As disclosed on page 61 of the Crestwood 10-K, average crude oil prices decreased by approximately 50% during the year ended December 31, 2015 compared to 2014. In addition to the average crude oil price decline, natural gas and natural gas liquids (“NGL”) prices decreased between 40% and 50% during the same period. The operating margin (defined as revenues less costs of product/services sold) generated by our Gathering and Processing segment and Storage and Transportation segment does not have a material direct exposure to decreases in commodity prices, as the majority of the fees we charge for these operations are fixed per volume of commodity that is gathered, processed, stored or transported for our customers. We have indirect commodity price exposure based on the volumes that our customers request that we gather, process, store or transport, however. Our G&P segment’s gathering volumes decreased by approximately 9% during the year ended December 31, 2015 compared to 2014, which resulted in a 4% decrease in the operating margin produced by these operations year-over-year. The decrease in G&P segment volumes and operating margin were driven primarily by volume decreases in our Barnett operations, resulting primarily from actions taken by Quicksilver to shut-in production in response to their bankruptcy proceedings. Our S&T segment’s storage and transportation volumes were flat year-over-year as their operations were relatively unaffected by the decrease in commodity prices during the year ended December 31, 2015 compared to 2014.

The operating margin generated by our Marketing, Supply and Logistics segment is indirectly impacted by lower commodity prices as it impacts the volumes of propane and butane, transported, processed and/or sold by our NGL trucking, terminals and other facilities in this

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segment. As disclosed on page 63 of the Crestwood 10-K, the decrease in demand for propane and butane resulting from lower commodity prices and milder winter weather experienced in 2015 were the primary drivers of the $18.5 million decrease in the operating margin produced by our MS&L segment during the year ended December 31, 2015 compared to 2014.

As disclosed in the Forecast 8-Ks, we expect that prolonged weakness in commodity prices will result in our G&P segment’s gathering volumes to be 15% to 20% lower in 2016 compared to 2015, resulting in estimated EBITDA of $235 million to $250 million for the G&P segment in 2016. Excluding the losses on long-lived assets, goodwill impairments and loss from unconsolidated affiliate in 2015, this would result in a 2% to 8% decrease in our G&P segment’s EBITDA from 2015 to 2016. Although we expect that the prolonged weakness in commodity prices will not have a significant impact on our S&T segment, as disclosed in the Forecast 8-Ks we are projecting operating results that are approximately 20% to 25% lower in 2016 compared to 2015, resulting in estimated EBITDA of $170 million to $180 million for the S&T segment in 2016, primarily because of the impact of the sale of an interest in our Northeast Storage and Transportation assets to Consolidated Edison (the “Partial Northeast S&T Sale”) in 2016. We expect that the prolonged weakness in commodity prices will not cause our MS&L segment’s operating results to further decline in 2016, with projected 2016 operating results that are commensurate with 2015 results.

Given the modest impact on our business, we respectfully propose to revise our disclosures on a prospective basis to provide further detail about the trends in commodity prices, the impact on our results of operations and our expectations regarding the future impact on our results of operations and cash flows, commencing with our March 2016 10-Q substantially similar to the following:

“We anticipate that Crestwood Equity will generate Adjusted EBITDA of $435 million to $465 million in 2016, which is 12% to 17% lower than the $527 million of Adjusted EBITDA generated in 2015, reflecting our expectations that current industry fundamentals will continue during 2016 and the impact of the Partial Northeast S&T Sale on our 2016 results. We anticipate reduced volumes across much of Crestwood Equity’s asset portfolio during a period of prolonged weakness in commodity pricing. We anticipate our Gathering and Processing segment will generate $235 million to $250 million of EBITDA in 2016, a 10% decrease from 2015, with average volumes being down 15% to 20% year-over-year. We anticipate our Storage and Transportation segment will generate $170 million to $180 million of EBITDA in 2016, which reflects the impact of the Partial Northeast S&T Sale on our operating results. We anticipate our Marketing, Supply and Logistics segment will generate $95 million to $100 million of EBITDA in 2016, which is consistent with 2015, with average volumes being flat to 2015.”

6.	We note your statement that you are actively working with your customers to further improve their profitability through the services you offer by adjusting your rate, service and/or volume commitment structures. We also note your statement that you are in active discussions with a number of your customers regarding amendments and/or extensions of their contracts. We have the following comments:

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April 22, 2016

•	Please tell us in more detail about these discussions and any resulting adjustments to your contracts, distinguishing between any adjustments to your contracts made before year end and the timing and impact of such adjustments versus any adjustments made after year end.

•	Tell us whether these adjustments primarily are being made to the contracts of one of your segments or evenly across all of your segments.

•	Tell us the extent to which these adjustments had a material impact on your historical results of operations for one or more of your segments and how these impacts were disclosed. Also tell us in reasonable detail how you expect to discuss these adjustments in your upcoming March 31, 2016 Form 10-Q.

•	Finally, please tell us in more detail and better disclose your expectations regarding the trend of gathering and processing fees and the trends in your other segments to help us understand your stated expectation that financial results in 2016 will be relatively consistent with your 2015 results.

RESPONSE:

Our discussions with our customers regarding amendments and/or extensions of their contracts have centered primarily on our Gathering and Processing segment and our Storage and Transportation segment. In our Gathering and Processing segment, our primary discussions have been with customers for our Barnett, Marcellus and Arrow operations.

•	Our discussions related to our Barnett Gathering and Processing operations have been with Quicksilver surrounding our gathering and processing contracts in the Barnett Shale given their bankruptcy proceedings. On April 11, 2016, we filed the BlueStone 8-K, which announced that we entered into new, long-term commercial agreements with BlueStone to gather and process natural gas across our Alliance, Lake Arlington and Cowtown systems in the Barnett Shale. It also indicates that BlueStone closed the acquisition of the Barnett Shale assets owned by Quicksilver on April 6, 2016 and Quicksilver withdrew its motion to reject Crestwood’s legacy gathering agreements related to its Barnett Shale assets. This concluded our discussions associated with our Barnett gathering and processing contracts.

•	Our discussions regarding our Marcellus Gathering and Processing operations related to entering into an agreement with Antero during the third quarter of 2015 to incentivize Antero to continue providing gas for us to gather and compress during periods of depressed commodity prices in the Marcellus. This agreement did not have a material impact on our 2015 results of operations, and expired during the fourth quarter of 2015. We are not engaged in further discussions with Antero on additional future amendments of our gathering and compression agreements.

•	Our discussions regarding our Arrow operations have been with two of our producer customers. Our gathering contract with one of the customers was amended in October

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April 22, 2016

2015 to extend the termination date of the contract from 2015 to 2025 at existing gathering rates inherent in the previous contract. Our gathering contract with the other customer was amended in September 2015 to extend the termination date of the contract from 2019 to 2024 at existing gathering rates inherent in the previous contract, and provides a minimum crude oil gathering volume commitment with additional incentive rate for all crude oil gathering volumes that exceed that commitment. These contract amendments did not have a material impact on our 2015 results of operations, and we are not in further discussions with any of our other Arrow customers on future material amendments in 2016.

•	We did not enter into any other material amendments of our Gathering and Processing segment contracts in 2015 nor are we currently in any other material discussions about future amendments with our other Gathering and Processing segment customers.

As disclosed in the Forecast 8-Ks, we expect that prolonged weakness in commodity prices will result in our G&P segment’s gathering volumes to be 15% to 20% lower in 2016 compared to 2015, resulting in estimated EBITDA of $235 million to $250 million for the G&P segment in 2016. These projections incorporate the anticipated impact of the new gathering and processing agreements with BlueStone and the two Arrow customers described above, as the actual results of these contract negotiations were materially consistent with our expectations of the anticipated impact of those contract negotiations as of December 31, 2015. In our March 2016 10-Q, we will provide disclosure regarding the nature of the gathering and processing agreements with BlueStone and our projected EBITDA for our G&P segment for 2016 in a manner substantially similar to the following:

“In April 2016, we entered into new 10-year agreements with BlueStone to gather and process natural gas across our Alliance, Lake Arlington and Cowtown systems in the Barnett Shale. Under these agreements, we will gather and process natural gas for BlueStone under fixed-fee and percent-of-proceeds fee structures. Furthermore, BlueStone has provided production assurance that they will return wells previously shut-in by Quicksilver to production by July 1, 2016 and will not shut-in or choke back production for economic purposes through the end of 2018. Based on our forecast of volumes to be gathered and processed under these agreements, when combined with our forecasts for our other gathering and processing assets, we believe that our Gathering and Processing segment’s EBITDA will range between $235 million and $250 million during full-year 2016.”

In our Storage and Transportation segment, our primary discussions have been with our customers at the COLT Hub and Northeast Storage and Transportation operations. As a part of these discussions, we did not have any material amendments to our rail loading, storage or transportation contracts in 2015. We continue to have discussions with two customers at our COLT Hub whose contracts expire in late 2016 to potentially extend the term of their contracts at lower volumes and potentially lower rates than the expiring contracts contain. The projected cash flow impact of these potential reductions is included in our forecasted cash flow projections for 2016. We also are currently in discussions with certain customers in our Northeast Storage and Transportation operations to amend our contracts with them to potentially extend their contract terms, and we anticipate these discussions, if successful, would increase our revenues in

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April 22, 2016

the short-term and long-term. We have not incorporated the potential increase to cash flows associated with these potential revenue enhancements in our forecasted cash flow projections or results of operations for 2016, as they are uncertain at this time. We are not currently in any other material discussions about future amendments with our other Storage and Transportation segment customers or our Marketing, Supply and Logistics segment customers.

Overall, the projected 2016 results of operations and related qualitative discussion for our Gathering and Processing segment, Storage and Transportation segment and Marketing, Supply and Logistics segment that was included in the Forecast Form 8-Ks will be disclosed in our March 2016 10-Q. We noted that our Forecast Form 8-Ks include revised projected 2016 results of operations reflecting the Partial Northeast S&T Sale, which are expected to be 12% to 17% lower than our 2015 results. In our March 2016 10-Q, we will disclose that trend in a manner substantially similar to the following:

“We anticipate that Crestwood Equity will generate Adjusted EBITDA of $435 million to $465 million in 2016, which is 12% to 17% lower than the $527 million of Adjusted EBITDA generated in 2015, reflecting our expectations that current industry fundamentals will continue during 2016 and the impact of the Partial Northeast S&T Sale on our 2016 results. We anticipate reduced volumes across much of Crestwood Equity’s asset portfolio during a period of prolonged weakness in commodity pricing. We anticipate our Gathering and Processing segment will generate $235 million to $250 million of EBITDA in 2016, a 10% decrease from 2015, with average volumes being down 15% to 20% year-over-year. We anticipate our Storage and Transportation segment will generate $170 million to $180 million of EBITDA in 2016, a 20% to 25% decrease from 2015, which reflects the impact of the Partial Northeast S&T Sale on our operating results. We anticipate our Marketing, Supply and Logistics segment will generate $95 million to $100 million of EBITDA in 2016, which is consistent with 2015, with average volumes being flat to 2015.”

Results of Operations

Segment Results

Gathering and Processing, page 61

7.

We note that your Gathering and Processing segment recorded material impairments of property, plant and equipment, intangible assets and goodwill during 2015 related to your Fayetteville, Granite Wash, Haynesville and Barnett operations. However, your analysis of the decline in revenue and costs of product/services during 2015 for this segment solely describes declines in your Arrow operations in the Bakken shale. Please explain to us in detail how the underlying factors and trends that resulted in impairments of the assets in your Fayetteville, Granite Wash, Haynesville and Barnett operations did not result in a decline in your revenue during 2015, or a decline in your profitability apart from the impairment charges themselves, that merited discussion as part of your analysis of results of operations. If the gathering and processing contracts for your Fayetteville, Granite Wash, Haynesville and Barnett operations have contractually fixed fees and these fixed fees are why your revenue did not decline

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despite the reduced volumes gathered, please provide additional explanation of why the negative factors that overcame your presumption of continued fixed fees under these contracts and led to the recording of impairment charges did not impact your results in 2015. Additionally, please explain to us in detail how the significant decline in revenue for your Arrow operations did not result in the impairment of any long-lived assets, other intangible assets or goodwill related to those operations.

RESPONSE:

The operating margin (as defined above) produced by our Fayetteville, Granite Wash and Haynesville operations decreased by $2.7 million, $1.4 million and $0.7 million during the year ended December 31, 2015 compared to 2014. We did not discuss these decreases separately in our discussion of results of operations related to our G&P segment given the immaterial nature of these fluctuations given the other significant decreases in EBITDA, revenues and cost of products/services sold that the G&P segment experienced in 2015 compared to 2014. As discussed on page 126 of the Crestwood 10-K, our impairment charges primarily resulted from decreases in forecasted cash flows related to these operations given that our major customers in these areas have ceased any substantial drilling in the future due to anticipated market conditions related to natural gas and NGLs given the continued decline in commodity prices. As a result, the lack of future growth anticipated in the cash flows to be produced from these operations as a result of the cessation of drilling was the primary driver for the impairments recorded during 2015, and not the decrease in year-over-year results of operations produced by these operations.

The operating margin produced by our Barnett operations decreased by $22.7 million during the year ended December 31, 2015 compared to 2014. As discussed on page 126 of the Crestwood 10-K, the impairments related to our Barnett operations primarily resulted from actions taken by Quicksilver to shut-in production in response to their bankruptcy proceedings. The primary driver for the impairments recorded during 2015 was the impact of those actions and forecasted future actions by Quicksilver (e.g. potential additional shut-ins) on forecasted cash flows to be produced from those operations.

As disclosed on page 61 of the Crestwood 10-K, the operating margin generated by our Arrow operations increased by $17.2 million, or 18%, in 2015 compared to 2014. As a result, the improved results of Arrow’s operations did not result in the impairment of any long-lived assets, other intangible assets or goodwill associated with our Arrow operations in 2015.

Storage and Transportation, page 62

8.

We note that you recorded a material goodwill impairment in 2015 related to your COLT Hub operations. Please tell us where you have described the underlying factors and trends that led you to revise downward your projected future cash flows from these operations, resulting in this impairment, and the expected impact or uncertainty that this change in expectations for future cash flows had or is expected to have on your operations and liquidity. We note your cross-reference to Note 2 to your financial statements, but we are unable to locate a description of the specific circumstances that led to this impairment and the specific expected impact on your future results. This is

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particularly unclear given your discussion of increased volumes and revenues from your COLT operations which drove the increased revenue for this segment during 2015.

RESPONSE:

As described on page 128 of the Crestwood 10-K, the goodwill impairment related to our COLT Hub operations was primarily the result of decreasing forecasted cash flows resulting from the impact that prolonged low commodity prices is expected to have on future demand for the services provided by these operations, and increasing the discount rates utilized in determine the fair value of these operations. It further describes that because these operations were acquired in 2013 (similar to several of our other reporting units), any level of decrease in the forecasted cash flows of this business or increases in the discount rates utilized to value the business since 2013 would result in an impairment of the goodwill related to our COLT Hub operations. Despite the increase in volumes and revenues from our COLT Hub operations in 2015 compared to 2014, we anticipate that the forecasted cash flows to be produced from this operation will not grow as fast or as significantly in the future as originally forecasted in 2013 (similar to several of our other reporting units that experienced goodwill impairments in 2015) given the impact that prolonged low commodity prices is expected to have on future demand for the services provided by these operations.

Marketing, Supply and Logistics, page 63

9.	We note that you recorded material impairments to your property, plant and equipment and goodwill in 2015 related to your West Coast, Watkins Glen, supply and logistics, storage and terminals and trucking operations. Please tell us where you have described the underlying factors and trends that led you to revise downward your projected future cash flows from these operations, resulting in this impairment, and the expected impact or uncertainty that this change in expectations for future cash flows had or is expected to have on your operations and liquidity. We note your cross-reference to Note 2 to your financial statements, but we are unable to locate a description of the specific circumstances that led to these impairments and the specific expected impact on your future results. We remind you that one of the objectives of MD&A is to provide enough context around your results of operations that investors can assess the likelihood that past results are indicative of future results, and to do this, we believe that investors need to better understand what drove the material impairments that you recorded.

RESPONSE:

As described on page 128 of the Crestwood 10-K, the goodwill impairment related to our West Coast, Supply and Logistics, Storage and Terminals, and Trucking operations were primarily the result of decreasing forecasted cash flows and increasing the discount rates utilized in determine the fair value of these operations. It further describes that because these operations were acquired primarily in 2013 (similar to several of our other reporting units), any level of decrease in the forecasted cash flows of these businesses or increases in the discount rates utilized to value these businesses since 2013 would result in an impairment of the goodwill related to these operations.

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As described on page 63 of the Crestwood 10-K, the operating margin generated by these operations are impacted by lower commodity prices as it impacts the demand for propane and butane and the related services provided by these operations. As disclosed on page 63 of the Crestwood 10-K, the decrease in demand for propane and butane resulting from lower commodity prices were the primary drivers of the decrease in the operating margin produced by these operations during the year ended December 31, 2015 compared to 2014. As disclosed in the Forecast 8-Ks, we expect that the prolonged weakness in commodity prices will not cause the operating results of these reporting units to further decline in 2016, with projected operating results that are flat to 2015. However, we anticipate that the forecasted cash flows to be produced from these operations will not grow as fast or as significantly in the future as originally forecasted in 2013 (similar to several of our other reporting units that experienced goodwill impairments in 2015) given the impact that prolonged low commodity prices is expected to have on future demand for the services provided by these operations.

As disclosed on page 126 of the Crestwood 10-K, we recorded impairments of our Watkins Glen development project as a result of continued delays and uncertainties in the permitting of our proposed NGL storage facility.

Other EBITDA Results, page 64

10.	Please address the change in the portion of your total net income/loss allocated to your non-controlling interest as this appears to have materially affected the portion of your total net income/loss allocated to your investors.

RESPONSE:

The increase in net loss attributable to non-controlling partners was due primarily to the increase in the net loss generated by Crestwood Midstream prior to the Simplification Merger that occurred on September 30, 2015. As detailed on page 153 of the Crestwood 10-K, the net loss attributable to Crestwood Midstream’s public limited partners increased by $582.2 million during the year ended December 31, 2015 compared to 2014, due to the increase in the net loss generated by Crestwood Midstream during those periods. We also provide further details of the impact of the Simplification Merger on our financial statements on pages 122 and 125 of the Crestwood 10-K. We respectfully propose to revise our disclosures on a prospective basis rather than amend our previous filing to provide further detail about the drivers for the change in net income (loss) allocated to our non-controlling interests, starting with our March 2016 10-Q.

Liquidity and Sources of Capital, page 65

11.	We note that you are required to make quarterly distributions to your preferred unitholders and are required to make quarterly distributions of available cash to your

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April 22, 2016

common unitholders. We further note the payment of distributions to your unitholders has historically been a material use of your cash. Please tell us why you have not discussed your obligations to make these distributions in more detail as part of your analysis of liquidity. Given the importance to your investors of understanding the sustainability of your current level of cash distributions, please revise your analysis of liquidity to clearly acknowledge the historical shortfall between your operating cash flows and your cash distributions, or if you believe it is more meaningful the shortfall between your distributable cash flow and your cash distributions, and to explain how you have historically funded this shortfall, such as through equity and debt issuances. Please also disclose your funding plans if such shortfalls continue in the future, including clearly discussing, if true, that management has decided to strengthen your balance sheet by not accessing the debt and equity markets during 2016 and by reducing your leverage, and that redirecting your cash flows to strengthen the balance sheet may require reducing the amount of cash distributed to common unitholders or generating such cash from other sources such as asset sales.

RESPONSE:

As disclosed on page 150 of the Crestwood 10-K, Crestwood Equity is required to make quarterly distributions to its preferred unitholders, and has the ability to pay the quarterly distribution through the issuance of additional preferred units for the seven quarters following the quarter ended September 30, 2015. We have historically elected to pay the quarterly distribution through the issuance of additional preferred units, and our board of directors approved continuing that trend by paying the quarterly distribution in May 2016 through the issuance of additional preferred units, as announced in the Forecast 8-Ks. Based on the board’s discretion to continue to pay the quarterly distributions through the issuance of additional preferred units throughout 2016, we do not believe that the requirement to make quarterly distributions to Crestwood Equity’s preferred unitholders will have a material impact on our liquidity or capital resources in 2016.

As disclosed on page 149 of the Crestwood 10-K, Crestwood Equity is required to make quarterly distributions to its partners within approximately 45 days after the end of each quarter in an aggregate amount equal to its available cash for such quarter. Available cash generally means all cash on hand at the end of the quarter less the amount of cash that the general partner determines is necessary to provide for the proper conduct of its business, to comply with its contractual or regulatory requirements, or to provide funds for distributions to unitholders for any one or more of the next four quarters. Because of the level of discretion that our partnership agreement provides our general partner in determining cash available for distributions to our common unitholders, we have not historically provided additional analysis of our obligations to make distributions to our common unitholders as the amount of distributions can vary from quarter to quarter. We note on page 65 of the Crestwood 10-K that our operating cash flow was $440.7 million during the year ended December 31, 2015, which exceeded the $171.5 million and $222.9 million of quarterly cash distributions paid to Crestwood Equity’s and Crestwood Midstream’s common unitholders, respectively, during 2015, as noted on pages 150 and 152 of the Crestwood 10-K. We further note in the Forecast 8-Ks that Crestwood Equity’s board of

Securities and Exchange Commission

April 22, 2016

directors declared a quarterly cash distribution of $0.60 per limited partner unit ($2.40 annually) for the quarter ended March 31, 2016, a reduction of approximately 56% from the fourth quarter 2015 distribution, and further indicate in the Forecast 8-Ks that our projected 2016 cash flows are expected to exceed cash distributions by over 50% in 2016.

We disclose on page 56 of the Crestwood 10-K that we are currently evaluating strategic actions in 2016 that include reducing capital expenditures, further reducing costs, divesting of assets, evaluating distributions and strengthening the balance sheet including repayment of indebtedness. We also state on page 65 of the Crestwood 10-K that our liquidity sources and operating cash flows are sufficient to address future operating, debt service and capital requirements based on the successful execution of that strategy. In the Forecast 8-Ks, we indicate that the transaction proceeds from the Partial Northeast S&T Sale will allow us to substantially reduce our debt and related leverage such that we will not need to access the equity markets in 2016 for any of our near-term operating, debt service and capital requirements. We will provide an update in the discussion of liquidity and capital resources in our March 2016 10-Q related to the use of proceeds from the Partial Northeast S&T Sale and the reduction in our quarterly distributions to our common unitholders commensurate with the information disclosed in our Forecast 8-Ks.

12.	We note your net cash provided by operating activities increased from 2014 to 2015 for both Crestwood Equity and Crestwood Midstream. Please tell us in reasonable detail why you recorded material impairments across all of your segments in a year in which your net cash provided by operating activities increased. In doing so, please explain in reasonable detail whether the cash generated by operating activities decreased for the lines of business that recorded impairments and whether this was offset by increased cash generated by operating activities from other lines of business that did not record impairments.

RESPONSE:

As described on pages 126 through 128 of the Crestwood 10-K, we recorded impairments across all of our segments in 2015 as a result of declining commodity prices since 2014, and their impact on forecasted cash flows, discount rates and the market value of our common units. We acquired substantially all of our assets in 2013, 2012 and 2011, and as a result any level of decrease in the forecasted cash flows of each of our businesses or increase in the discount rates utilized to value the businesses since 2013, 2012 and 2011 would result in an impairment of the underlying assets of the businesses. Despite the increase in our overall operating cash flows in 2015 compared to 2014, we anticipate that the forecasted cash flows to be produced by our various businesses will not grow as fast or as significantly in the future as originally forecasted in 2013, 2012 and 2011 given the impact that prolonged low commodity prices is expected to have on future demand for the services provide by these operations.

We have not historically determined cash generated by operating activities for each of our reporting units or lines of businesses. Below is a summary of the increase (decrease) of the operating margin (defined above) during 2015 compared to 2014 generated by each of our reporting units that incurred impairments of either their long-lived assets, intangible assets or goodwill during 2015:

Securities and Exchange Commission

April 22, 2016

$(2.7) million    Fayetteville Gathering and Processing

  (1.4) million    Granite Wash Gathering and Processing

  (0.7) million    Haynesville Gathering and Processing

  19.5 million    COLT Hub

  (9.8) million    West Coast

    8.3 million    Supply and Logistics

    5.1 million    Storage and Terminals

(11.9) million    Trucking

  (0.1) million    Watkins Glen

(22.7) million    Barnett Gathering and Processing

$(16.4) million Total decrease in operating margin for businesses that incurred impairments

Overall, Crestwood Equity’s operating margin decreased by $16.7 million during 2015 compared to 2014. As a result, Crestwood’s other lines of businesses that did not incur impairments in 2015 had operating margin that decreased by $0.3 million during 2015 compared to 2014, and did not have a meaningful decrease in forecasted cash flows and/or increases in discount rates that warranted an impairment of those businesses during 2015.

Critical Accounting Estimates and Policies

Goodwill Impairment, page 68

13.	We note your statement that you estimate the fair value of your reporting units based on a number of factors, including discount rates, projected cash flows and the potential value you would receive if you sold your reporting unit. Please tell us if you are using both the market and income approaches in developing the fair value of your reporting units. If so, tell us the relative weighting you use for each approach and how you determined such weighting was appropriate. Please also tell us if there would have been any changes in your impairment charges taken if you had used a 100% market or income approach or changed the relative weighting of the approaches.

RESPONSE:

In 2015, we utilized the income approach in developing the fair value of our reporting units given the limited availability of comparable market activity as of December 31, 2015. We validated the fair value of our reporting units by comparing their aggregate fair value to our market capitalization as of December 31, 2015. We further validated the income approach for developing the fair value of our Northeast Storage and Transportation reporting unit by obtaining market-based information about its fair value as of December 31, 2015, which was subsequently confirmed by the announcement of the Partial Northeast S&T Sale in the Forecast 8-Ks, under which we are selling a 50% interest in the reporting unit for $975 million (compared to a $1.9 billion carrying value of the reporting unit as of December 31, 2015).

Securities and Exchange Commission

April 22, 2016

14.	For each of your unimpaired reporting units, please tell us the percentage by which fair value exceeded carrying value.

RESPONSE:

Only three of our reporting units – Marcellus Gathering and Processing, Arrow Gathering and Processing, and Northeast Storage and Transportation – did not incur goodwill impairments during 2015 or 2014. As of December 31, 2015, Arrow’s fair value exceeded its carrying value by 10% and Northeast Storage and Transportation’s fair value exceeded its carrying value by 1%. We provide additional disclosure on page 69 of the Crestwood 10-K indicating that a 5% decrease in the forecasted cash flows or a 1% increase in the discount rate utilized to determine the fair value of our Northeast Storage and Transportation business could result in the fair value of that business falling below the carrying value of the business, which could result in a goodwill impairment. We note, however, that the Partial Northeast S&T Sale described in the Forecast 8-Ks indicates that the fair value of the business is in excess of the carrying value as of December 31, 2015. As of December 31, 2015, Marcellus’s carrying value exceeded its fair value by 28%, but we determined that the $8.6 million of goodwill associated with that reporting unit was not impaired after performing the second step of the goodwill impairment analysis required by ASC 350-20-35-11 that indicated that the fair value of Marcellus’s goodwill exceeded its book value at December 31, 2015.

Long-Lived Assets, page 70

15.	We note your statement that the estimate of fair value considers a number of factors, including the potential value you would receive for if you sold the asset, discount rates and projected cash flows. In light of the material impairment charges that you recorded in 2015, please tell us how you considered providing a sensitivity analysis of reasonably possible changes in these assumptions to assist your investors in assessing the likelihood of future impairments. Given that different geographic areas of your operations appear to experience different trends, a discussion of the remaining book value of property, plant and equipment and intangible assets in geographic areas or lines of business that experienced impairment in 2015 also may provide useful information to your investors when assessing the likelihood of future impairments.

RESPONSE:

ASC 360-10-35-21 requires companies to evaluate their long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such events or changes in such circumstances are present, a loss is recognized if the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. As a result, we considered providing a sensitivity analysis related to the undiscounted cash flows associated with our long-lived assets based on the projected cash flows for those assets. We did not consider providing a sensitivity analysis related to discount rates and the potential value we would receive if we sold the long-lived assets as those assumptions only impact the determination of fair value (and therefore the amount of impairment) and would not impact the determination of whether a long-lived asset was impaired.

Securities and Exchange Commission

April 22, 2016

Regarding undiscounted cash flows, we determined that providing a sensitivity analysis would not be meaningful to the users of the financial statements given the magnitude that the undiscounted projected cash flows exceeded the carrying value of the long-lived assets at December 31, 2015. The following table summarizes our property, plant and equipment, net, for each of the reporting units that experienced impairments in 2015 and the related excess of the undiscounted projected cash flows over the carrying value on the balance sheet as of December 31, 2015 (in millions):

	Property, Plant and Equipment, Net	Intangible Assets, Net	Total Long- Lived Assets	% Undiscounted Cash Flows over Carrying Value
Fayetteville	$59	$—	$59	126%
COLT Hub	$133	$72	$205	154%
West Coast	$173	$—	$173	154%
Supply and Logistics	$15	$49	$64	429%
Storage and Terminals	$158	$—	$158	231%
Trucking	$27	$41	$69	93%
Barnett (CMLP)	$514	$—	$514	33%

16.	We note that a significant portion of your intangible assets are comprised of gas gathering, compression and processing contracts and that these contracts were partially impaired in 2015. Please tell us how you considered your active discussions with a number of your customers regarding amendments and/or extensions of their contracts when assessing further impairments to or a reduction to the useful lives of these intangible assets and how you considered discussing this matter as part of your critical accounting policy as it appears this could impact the estimates and judgments made by management when valuing these assets.

RESPONSE:

Our intangible assets associated with gas gathering, compression and processing contracts as of December 31, 2015 solely relate to our contracts with Antero in our Marcellus Gathering and Processing operations. As described in our response to comment No. 6 above, we entered into an amendment of our gathering and compression agreements with Antero during 2015 to provide Antero a short-term incentive rate structure to incentivize Antero to continue providing gas for us to gather and compress during periods of depressed commodity prices in the Marcellus. This incentive rate structure did not have a material impact on our 2015 results of operations, and expired during the fourth quarter of 2015. We are not in further discussions with Antero on additional future amendments of our gathering and compression agreements, and accordingly did not have an impact on our assessment of impairments or the useful lives related to our intangible assets associated with our gas gathering, compression and processing contracts as of December 31, 2015.

Securities and Exchange Commission

April 22, 2016

Consolidated Financial Statements

Consolidated Statements of Operations, page 109 and 117

17.	We note your statement on page 124 under Description of Business that as of December 31, 2015 substantially all of your consolidated assets are owned by or through Crestwood Midstream. However, it appears that the goodwill and asset impairment charges that you took related to assets and operations in the Barnett Shale were recorded at Crestwood Equity and not at Crestwood Midstream. Please explain to us why these charges were not recorded at Crestwood Midstream. This is unclear given your statement elsewhere in the filing that prior to the Simplification Merger, except for the assets comprising your NGL marketing business, all of your operating assets were owned by or through Crestwood Midstream. Please also clarify this matter to your investors in an appropriate location in your filing.

RESPONSE:

As described on pages 124 and 125 of the Crestwood 10-K, Crestwood Equity’s consolidated financial statements were originally the financial statements of Crestwood Gas Services GP LLC (“Legacy Crestwood GP”) prior to the Crestwood Merger (as defined in the Crestwood 10-K) that occurred on June 19, 2013. Crestwood Midstream’s consolidated financial statements were originally the financial statements of Crestwood Midstream Partners LP (“Legacy Crestwood”) prior to the Crestwood Merger.

Prior to its acquisition by Legacy Crestwood GP in 2010, Legacy Crestwood was a publically-traded master limited partnership. When Legacy Crestwood GP acquired Legacy Crestwood in 2010 (“Crestwood Acquisition”), the amount that Legacy Crestwood GP paid for Legacy Crestwood exceeded the carrying value of Legacy Crestwood’s equity by approximately $737 million (“Excess Basis”). The Excess Basis consisted of approximately $257 million of goodwill, $299 million of intangible assets and $181 million of other long-lived assets. As permitted by SAB Topic 5-J, Legacy Crestwood GP elected not to “push down” the Excess Basis to Legacy Crestwood’s financial statements in 2010 because Legacy Crestwood already had common units that were publically-traded that represented a significant minority interest in Legacy Crestwood.

After the completion of the Crestwood Merger, Crestwood Equity continued to carry the Excess Basis on its balance sheet, while Crestwood Midstream continued not to report the Excess Basis. As described on pages 126 through 128 of the Crestwood 10-K, during 2015, Crestwood Equity incurred $257 million of goodwill impairments and $239 million of intangible asset impairments, which represented the entirety of the goodwill and intangible assets (after amortization) included in the Excess Basis described above. Crestwood Equity also incurred $354 million of other long-lived asset impairments, which included the property, plant and equipment include in other long-lived assets described in the Excess Basis above. Crestwood Equity incurred an impairment of the property, plant and equipment because the carrying value of the property, plant and equipment (including the Excess Basis) exceeded the undiscounted forecasted cash flows expected to result from the use of the assets and their eventual disposition.

Securities and Exchange Commission

April 22, 2016

Crestwood Midstream did not incur an impairment of the property, plant and equipment because the undiscounted forecasted cash flows exceeded the carrying value of the property, plant and equipment (excluding the Excess Basis) by approximately 33% as of December 31, 2015. We respectfully propose to revise our disclosures on a prospective basis rather than amend our previous filing to provide further information about the difference between the goodwill, property, plant and equipment, and intangible assets attributable to the Excess Basis, starting with our March 2016 10-Q.

Consolidated Statements of Partners’ Capital, page 112 and 119

18.	Please disclose the changes in the number of shares of common and preferred units during at least the most recent annual fiscal period. Refer to ASC 505-10-50-2.

RESPONSE:

We acknowledge that ASC 505-10-50-2 requires companies to disclose the changes in the number of shares of common and preferred units during the most recent annual fiscal period. The table below summarizes the changes in the common and preferred units of Crestwood Equity and Crestwood Midstream during the year ended December 31, 2015:

	CEQP Common Units	CEQP Preferred Units	CEQP Subordinated Units	CMLP Common Units	CMLP Preferred Units
Balance at December 31, 2014	18,201,578	—	438,789	187,965,105	17,917,870
Issuance of Class A preferred units	—	—	—	—	2,390,439
Distributions to partners	—	1,372,573	—	—	1,271,935
Acquisition of CMLP non-controlling interest and conversion of preferred units	—	59,345,672	—	—	0
Exchange of CMLP Class A preferred units for CEQP preferred units	—	—	—	—	(21,580,244)
Unit-based compensation charges	129,424	—	—	467,516	—
Taxes paid for unit-based compensation vesting	(26,295)	—	—	(139,331)	—
Conversion of CMLP common units for CEQP common units	49,811,809	—	—	(188,293,290)	—

Balance at December 31, 2015	68,116,516	60,718,245	438,789	—	—

We believe that the Crestwood 10-K adequately describes the nature of each of these changes in the following disclosures:

•	On page 149 of the Crestwood 10-K, we disclose the number of CMLP Class A preferred units issued during 2015 and the number of CMLP preferred units converted into CEQP preferred units in conjunction with the Simplification Merger;

•	On pages 150 and 152 of the Crestwood 10-K, we disclose the number of preferred units issued to CEQP and CMLP’s preferred unitholders in lieu of making cash distributions during 2015;

Securities and Exchange Commission

April 22, 2016

•	On page 122 of the Crestwood 10-K, we disclose that the CMLP unitholders received 2.75 common units of CEQP for each common unit of CMLP held upon completion of the Simplification Merger; and

•	On pages 155 and 156 of the Crestwood 10-K, we disclose the number of CEQP and CMLP common units that were issued upon the vesting of unit-based compensation awards and the related number of units withheld to satisfy the related employee tax withholding obligations during 2015.

Thus, we respectfully propose to revise our disclosures on a prospective basis rather than amend our previous filing to include the changes in the number of shares of common and preferred units in accordance with ASC 505-10-50-2. We propose including the disclosure surrounding the changes in the number of shares of common and preferred units on the face of our Consolidated Statement of Partners’ Capital commencing with our March 2016 10-Q.

Note 4. Certain Balance Sheet Information, page 135

19.	You indicate elsewhere in your filing that as of December 31, 2015, all of your consolidated assets are owned by or through Crestwood Midstream. In light of this statement, please tell us why Crestwood Midstream has a larger balance for both gross and net property, plant and equipment than Crestwood Equity at December 31, 2015. It appears from the detail in this footnote that this difference relates to gathering systems and pipelines along with facilities and equipment.

RESPONSE:

As described in the response to comment No. 17 above, Crestwood Midstream’s gross and net property, plant and equipment exceeds the gross and net property, plant and equipment of Crestwood Equity as a result of Crestwood Equity incurring $354 million of long-lived asset impairments during 2015, which were not incurred by Crestwood Midstream.

Exhibits 23.1 and 23.3

20.	We note that the consents of the independent registered public accounting firms are not signed by your auditors. Please file signed consents.

RESPONSE:

The omission of the signature blocks in the auditor consents in the Crestwood 10-K was the result of a typographical error as the Crestwood entities had received the signed consents from Ernst & Young LLP prior to filing. We will file the signed auditor consents with an amendment to the Crestwood 10-K.

Securities and Exchange Commission

April 22, 2016

Exhibits 31.3 and 31.4

21.	We note that you have modified the language in the certifications of Crestwood Midstream to exclude the portion of the introductory language in paragraph 4 as well as language in paragraph 4(b) of the certification that refers to the certifying officers’ responsibility for designing, establishing and maintaining internal control over financial reporting for the issuer. Please amend your report to provide unmodified certifications.

RESPONSE:

We acknowledge the Staff’s comment and will file unmodified certifications with an amendment to the Crestwood 10-K.

*        *        *         *        *

Securities and Exchange Commission

April 22, 2016

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

CRESTWOOD EQUITY PARTNERS LP

By:	/s/ Robert T. Halpin
Name:	Robert T. Halpin
Title:	Senior Vice President and Chief Financial Officer

CRESTWOOD MIDSTREAM PARTNERS LP

By:	/s/ Robert T. Halpin
Name:	Robert T. Halpin
Title:	Senior Vice President and Chief Financial Officer

Enclosures

cc:	Gillian Hobson, Vinson & Elkins L.L.P.